UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Terra Industries Inc.
(Name of Subject Company)

Terra Industries Inc.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

John W. Huey, Esq.
Vice President, General Counsel and
Corporate Secretary
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000
Telephone: (712) 277-1340
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Faiza J. Saeed, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Terra Industries Inc., a Maryland corporation (“Terra” or the “Company”). Terra’s principal executive offices are located at Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000. Terra’s telephone number at this address is (712) 277-1340.

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, without par value, of the Company (the “Terra Common Shares”). As of March 10, 2010, there were 100,105,516 Terra Common Shares issued and outstanding and an additional 4,464,701 Terra Common Shares were reserved for issuance under Terra’s equity compensation plans, of which up to a maximum of 952,736 Terra Common Shares were issuable or otherwise deliverable in connection with the vesting of outstanding equity awards of Terra. In addition, as of March 10, 2010, Terra had 500 shares of 4.25% Series A Cumulative Convertible Perpetual Preferred Shares, without par value (the “Series A Preferred Stock”), outstanding. The shares of Series A Preferred Stock are convertible into Terra Common Shares, subject to the terms and conditions applicable to such series.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of Terra, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Offer.

This Statement relates to the offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its indirect wholly-owned subsidiary, Composite Merger Corporation, a Maryland corporation (“CF Sub”), as disclosed in the Tender Offer Statement on Schedule TO, dated March 5, 2010, and as amended on March 11, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding Terra Common Share for the “Per Share Consideration”, which is equal to (i) $37.15 in cash, less any applicable withholding taxes and without interest, and (ii) 0.0953 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (the “CF Common Stock”), upon the terms and subject to the conditions set forth in (a) the Preliminary Prospectus/Offer to Exchange, dated March 5, 2010 (the “Exchange Offer”), and (b) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). In addition, holders of Terra Common Shares whose shares are exchanged in the Offer will receive cash in lieu of any fractional CF Common Stock to which they may be entitled. CF and CF Sub first filed the Schedule TO with the Securities and Exchange Commission (the “SEC”) on March 5, 2010. On the same date, CF also filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) relating to the CF Common Stock to be issued in connection with the Offer. According to the Registration Statement, the Offer will expire at 5:00 p.m., New York City Time, on April 2, 2010, unless CF or CF Sub extends the Offer in accordance with the Merger Agreement (as defined below).

On March 12, 2010, Terra, CF and CF Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), which is filed as Exhibit (a)(8) hereto and is incorporated herein by reference. Pursuant to the terms and subject to the conditions of the Merger Agreement, following the consummation of the Offer, CF Sub will merge with and into Terra with each remaining Terra Common Share (other than shares already owned by CF, Terra or their wholly-owned subsidiaries) being converted into the right to receive the same Per Share Consideration as is received by Terra stockholders pursuant to the Offer (the “Second-Step Merger”). Upon consummation of the Second-Step Merger, Terra will be an indirect, wholly-owned subsidiary of CF (the

“Surviving Corporation”). For further details regarding the Merger Agreement, please see “Item 3. Past Contacts, Transactions, Negotiations and Agreements. Relationship with CF” and regarding the Second-Step Merger, please see “Item 8. Additional Information. Second-Step Merger”.

CF Sub’s obligation to accept for payment any validly tendered Terra Common Shares pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including the following:

•	the “Minimum Tender Condition” — Terra stockholders shall have validly tendered and not properly withdrawn prior to the expiration of the Offer (as it may be extended and re-extended in accordance with the Merger Agreement) that number of Terra Common Shares which represents a majority of the Terra Common Shares outstanding on a fully-diluted basis, including after giving effect to the issuance of Terra Common Shares pursuant to the Top-Up Option (as defined in the Merger Agreement);

•	the “Canadian Regulatory Condition” — any waiting period (including any extensions thereof) applicable to the Offer and the Second-Step Merger under the Competition Act (Canada), as amended, or any no-close period (including any extensions thereof) applicable to the Offer and the Second-Step Merger under the Canada Transportation Act, as amended, shall have expired or been terminated;

•	the “Registration Statement Condition” — the Registration Statement shall have been declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

•	the “NYSE Listing Condition” — the shares of CF Common Stock to be issued pursuant to the Offer and the Second-Step Merger and such other shares to be reserved for issuance in connection with the Offer and the Second-Step Merger shall have been approved for listing on the New York Stock Exchange (the “NYSE”).

Further, CF Sub is not required to accept for payment any validly tendered Terra Common Shares pursuant to the Offer if any of the following conditions or events exists:

•	any law shall have been adopted or promulgated, or any temporary, preliminary or permanent order shall have been issued and remain in effect by a governmental entity of competent jurisdiction having the effect of making the Offer or the Second-Step Merger illegal or otherwise prohibiting consummation of the Offer, the Second-Step Merger or the transactions contemplated by the Merger Agreement;

•	(i) the representations and warranties of Terra in the Merger Agreement that since January 1, 2010, there has not been any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a material adverse effect on Terra (a “Terra Material Adverse Effect”) shall not be true and correct in all respects as of the date of the Merger Agreement or as of the time when CF Sub consummates the Offer (the “Acceptance Time”) as though made at the Acceptance Time, (ii) the representations and warranties of Terra in the Merger Agreement related to Terra’s capitalization, authority and approval of the Terra board of directors (the “Board”) with respect to the Offer and the Second-Step Merger and the exemption of the Offer and Second-Step Merger from the Maryland Business Combination Act (the “MBCA”) shall not be true and correct in all material respects as of the date of the Merger Agreement or as of the Acceptance Time as though made at the Acceptance Time (other than representations and warranties that by their terms speak as of another date, which shall not be true and correct as of such date) or (iii) all other representations and warranties of Terra in the Merger Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or Terra Material Adverse Effect shall not be true and correct, in each case, as of the date of the Merger Agreement or as of the Acceptance Time as though made on and as of the Acceptance Time (other than representations and warranties that by their terms speak as of another date, which shall not be true and correct as of such date), except where the failure of such representations and warranties to be true and correct as so made, individually or in the aggregate, does not have and is not reasonably expected to result in a Terra Material Adverse Effect;

•	Terra shall not have performed or complied in all material respects with all agreements and covenants required to be performed by it under the Merger Agreement at or prior to the Acceptance Time;

•	Terra shall not have converted all of its outstanding shares of Series A Preferred Stock or any Series A Preferred Stock shall be outstanding; or

•	the Merger Agreement shall have been terminated in accordance with its terms (the “No-Termination Condition”).

The Merger Agreement provides that Merger Sub reserves the right to waive any of the conditions to the Offer, other than the Minimum Tender Condition, the Registration Statement Condition, the NYSE Listing Condition and the No-Termination Condition.

The Schedule TO states that the principal executive offices of CF are located at 4 Parkway North, Suite 400, Deerfield, Illinois 60015.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Statement, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Terra or any of its affiliates, on the one hand, and (i) Terra or any of its executive officers, directors or affiliates, or (ii) CF, CF Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with CF.

On March 12, 2010, Terra, CF and CF Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Current Report on Form 8-K filed by Terra with the SEC on March 12, 2010 and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.

The Merger Agreement is filed as an exhibit to this Statement to provide Terra’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Terra or CF in Terra’s or CF’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms contained in the Current Report on Form 8-K filed by Terra with the SEC on March 12, 2010 and incorporated herein by reference are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to Terra or CF. The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of (i) establishing the circumstances under which CF Sub may have the right not to consummate the Offer or CF or Terra may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

CF discloses in the Schedule TO that (i) during the period from January 8, 2010 through January 14, 2010, CF Industries, Inc., a wholly-owned subsidiary of CF, sold approximately 5 million Terra Common Shares through ordinary brokerage transactions on the open market, (ii) as of March 5, 2010, CF Composite, Inc., a wholly-owned subsidiary of CF (“CF Composite”), beneficially owned of record 1,000 Terra Common Shares, representing less than 1% of the outstanding Terra Common Shares, (iii) CF shares beneficial ownership of the 1,000 Terra Common Shares with CF Composite and (iv) the shares beneficially owned by CF Composite were purchased through an ordinary brokerage transaction on the open market on January 20, 2009 for an average price of $19.724 per Terra Common Share.

Pursuant to Rule 14d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), CF paid Terra $182,260 in 2009 for the approximate cost of mailing materials related to CF’s prior exchange offer to Terra stockholders.

4.1

Certain other agreements, arrangements or understandings between Terra or any of its affiliates and CF, CF Sub or any of their respective executive officers, directors or affiliates, as described in Item 3. Past Contacts, Transactions, Negotiations and Agreements in the Schedule 14D-9 filed by Terra with the SEC on March 5, 2009, are incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Terra.

Overview.

The vested Terra Common Shares held by Terra’s directors and executive officers as of the Acceptance Time will be treated in the same manner as vested Terra Common Shares held by other Terra stockholders.

Aside from their interests as Terra stockholders, Terra’s directors and executive officers have interests in the Offer that may be different from, or in addition to, those of other Terra stockholders generally. In considering the recommendation of the Board that you tender your Terra Common Shares into the Offer, you should be aware of these interests. The members of the Board were aware of and considered these interests, among other matters, in making their decision. As described in more detail below, the interests of Terra’s executive officers in the Offer that are different from, or in addition to, those of other Terra stockholders consist of:

•	the accelerated vesting of Terra restricted stock awards immediately prior to the Acceptance Time, which restricted stock awards will then be treated in the same manner as vested Terra Common Shares held by other Terra stockholders;

•	the accelerated vesting of equity awards relating to Terra Common Shares granted pursuant to Terra’s equity incentive plans that are subject to performance-based vesting and are settled in Terra Common Shares pursuant to their terms (“Performance Share Awards”), and the cancellation of such awards in exchange for cash;

•	the fixing of the performance metric under Terra’s annual incentive compensation plan at the Acceptance Time at the greater of (i) target performance and (ii) actual performance during the quarters completed through the Acceptance Time;

•	the receipt of certain payments and benefits under the executive officers’ employment severance agreements, as well as prorated bonuses under Terra’s annual incentive compensation plan, upon certain types of terminations of employment following the Acceptance Time;

•	the receipt of gross-up payments to make the executive officers whole for any excise tax imposed as a result of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), on any compensation received;

•	the funding of a rabbi trust with respect to certain executive officers’ supplemental retirement benefits; and

•	the continuation of certain compensation and benefits until December 31, 2011 pursuant to the terms of the Merger Agreement.

The Merger Agreement requires CF to cause, from and after the Acceptance Time, Terra and, if after the consummation of the Second-Step Merger, the Surviving Corporation, to indemnify all current and former directors and officers of Terra to the fullest extent permitted by law for acts or omissions occurring at or prior to the effective time of the Second-Step Merger and to honor all existing rights to indemnification in favor of such directors and officers.

The dates used below to quantify these interests have been selected for illustrative purposes only. They do not necessarily reflect the dates on which certain events will occur.

Equity Awards.

Terra’s executive officers hold restricted stock awards and Performance Share Awards. Each share of restricted stock that remains outstanding as of immediately prior to the Acceptance Time, including those held by Terra’s executive officers, will vest immediately prior to the Acceptance Time and will be treated in the same manner as Terra Common Shares held by other Terra stockholders. Each Performance Share Award that remains outstanding as of immediately prior to the Acceptance Time, including those held by Terra’s executive officers, will be canceled at the Acceptance Time, and the holder of such Performance Share Award will be entitled to receive the product of (a) the greater of (i) the number of Terra Common Shares subject to such Performance Share Award based on Terra’s actual performance calculated during the quarters completed through the Acceptance Time and (ii) the target number of Terra Common Shares subject to such Performance Share Award and (b) an amount in cash equal to the sum of (x) the cash portion of the Per Share Consideration and (y) the product of (1) the average closing sales price, rounded to four decimal points, of CF Common Stock on the NYSE (as reported in the Wall Street Journal, New York City edition) for the period of the ten consecutive trading days ending on the second full trading day prior to the Acceptance Time and (2) the portion of the Per Share Consideration paid in shares of CF Common Stock.

The following table summarizes the restricted stock and Performance Share Awards held by Terra’s executive officers that will be outstanding as of the Acceptance Time, and the value of the consideration that each executive officer will receive pursuant to the Offer or the Second-Step Merger in connection with the cancellation of such awards, assuming for these purposes that (i) the Acceptance Time occurs on April 2, 2010, (ii) Performance Share Awards granted for the 2008-2010 and 2009-2011 performance cycles will vest at 200% of target, (iii) Performance Share Awards granted for the 2010-2012 performance cycle will vest at 100% of target and (iv) the aggregate value of the Per Share Consideration is $47.40 (calculated based on the closing price of CF Common Stock on March 1, 2010).

	Number of Shares	Value of Shares
	Underlying	Underlying	Number of	Value of	Aggregate
	Performance	Performance	Restricted	Restricted	Equity Award
Executive Officers	Share Awards	Share Awards	Shares	Shares	Consideration

Michael L. Bennett	256,300	$12,148,617	58,000	$2,749,200	$14,897,817
Daniel D. Greenwell	47,149	$2,234,869	21,200	$1,004,880	$3,239,749
John W. Huey	37,893	$1,796,138	17,800	$843,720	$2,639,858
Joseph D. Giesler	31,703	$1,502,740	15,100	$715,740	$2,218,480
Richard S. Sanders Jr.	32,046	$1,518,969	14,900	$706,260	$2,225,229
Joe A. Ewing	31,561	$1,495,992	14,500	$687,300	$2,183,292
Douglas M. Stone	37,551	$1,779,910	16,400	$777,360	$2,557,270
Earl B. Smith	28,153	$1,334,430	8,400	$398,160	$1,732,590
Geoffrey J. Obeney	26,741	$1,267,508	7,900	$374,460	$1,641,968
Edward J. Dillon	19,469	$922,854	10,000	$474,000	$1,396,854

Employment Severance Agreements.

Terra has entered into individual employment severance agreements with certain officers and key employees, including all of Terra’s executive officers, that provide for certain payments and benefits upon a termination of employment by Terra without cause or by the employee for good reason (as described below) any time within the 24 months following a change in control, such as the consummation of the Offer.

Under the employment severance agreements with Terra’s executive officers, “good reason” following a change in control means (i) a failure to pay the executive officer any compensation when due, (ii) a delivery by Terra of a notice of intent to terminate the executive officer’s employment for any reason, other than for “cause” or permanent disability, (iii) a 10% or greater reduction in base salary or target bonus, (iv) a relocation of the executive officer’s principal place of employment by more than 50 miles, (v) a material diminution in titles, duties, responsibilities or status, (vi) a removal from any of the offices held immediately prior to the effective time of the change in control or (vii) a material reduction in retirement, insurance or fringe benefits.

The employment severance agreements for the executive officers provide for the following payments and benefits upon a qualifying termination:

•	a lump-sum cash payment equal to two times the sum of (i) the executive officer’s then-current annual base salary and (ii) the executive officer’s target cash annual incentive opportunity for the year of termination;

•	continuation of company-paid medical and dental benefits for up to 24 months;

•	acceleration of vesting of any unvested equity-based awards;

•	outplacement services for one year; and

•	crediting of two years of additional age and service credit under Terra’s Excess Benefit Plan (the “SERP”) for those executive officers who participate in the SERP (only Messrs. Bennett, Giesler and Sanders participate in the SERP).

Pursuant to the employment severance agreements, an executive officer will not be entitled to the payments and benefits described above unless he executes and does not revoke a release of claims in favor of Terra. Executive officers will also be subject to non-competition and non-solicitation covenants for one year following termination of employment.

In addition, each executive officer is entitled to a gross-up payment to make him whole for any excise tax imposed as a result of Section 280G of the Code on any of his compensation.

Based on compensation and benefit levels as of March 11, 2010 and assuming that the Acceptance Time occurs on April 2, 2010 and that each executive officer experiences a qualifying termination of employment at that time, the executive officers would be entitled to receive the following cash severance payments and other benefits under their employment severance agreements.

		Continuation of	Additional Age
		Medical and	and Service
	Cash	Dental	Credit under	Outplacement	280G Tax
Executive Officer	Severance	Benefits(1)	SERP(2)	Services(3)	Gross-up(4)		Total

Michael L. Bennett	$3,500,000	$23,753	$473,383	$84,000	$		$4,081,136
Daniel D. Greenwell	$1,330,000	$29,674	$	$45,600	$		$1,405,274
John W. Huey	$911,550	$18,346	$	$36,462		$973,245	$1,797,343
Joseph D. Giesler	$790,400	$18,346	$99,164	$29,640	$		$937,550
Richard S. Sanders Jr.	$806,400	$23,753	$81,204	$30,240	$		$941,597
Joe A. Ewing	$816,000	$29,674	$	$30,600	$		$876,274
Douglas M. Stone	$1,050,000	$29,674	$	$36,000		$1,039,962	$2,023,505
Earl B. Smith	$686,400	$23,752	$	$27,456		$742,392	$1,377,135
Geoffrey J. Obeney	$652,050	$23,753	$	$26,082		$763,512	$1,367,912
Edward J. Dillon	$649,200	$29,674	$	$25,968		$761,936	$1,389,001

(1)	Terra determined the value of medical and dental benefits based on assumptions used for financial reporting purposes under ASC 715, Compensation — Retirement Benefits.

(2)	Terra determined these amounts by adding two years of credited service to the December 31, 2009 total pension benefit (i.e., sum of tax qualified pension and SERP) for the executive officer and then determined the present value of that accrued benefit deferred to the date the executive officer reaches the age of 63, which is the earliest age at which unreduced pension benefits would be available to the executive officer with an extra two years of age.

(3)	Terra determined the value of post-termination outplacement services based on a value equal to approximately 12% of the executive officer’s annual base salary as of March 11, 2010.

(4)	Terra determined the amount of the excise tax payment by multiplying by 20% the “excess parachute payments” that would arise as a result of Section 280G of the Code in connection with the consummation of the Offer. Terra utilized the following key assumptions to determine the executive officers’ tax gross-up payments:

•	based on Terra’s performance as of March 11, 2010, Performance Share Awards granted for the 2008-2010 performance cycle and the 2009-2011 performance cycle are currently expected to vest at 200% of target. Therefore, the amount of excise tax with respect to such Performance Share Awards was calculated assuming that all performance goals with respect to such Performance Share Awards had already been met at the 200% level. The result is that the amount of the excise tax attributable to both such Performance Share Awards and the restricted shares is based solely on the value of accelerated vesting and the lapse of the obligation to perform future services. Since Terra’s performance for the 2010-2012 performance cycle is not yet predictable, the amount of the excise tax with respect to the Performance Share Awards granted for such cycle was calculated based on the full value for such awards;

•	a statutory federal income tax rate of 35% and a Medicare tax rate of 1.45%;

•	each executive officer’s Section 280G “base amount” was determined based on average W-2 compensation for the period from 2005 through 2009 (or the period of the executive officer’s employment with Terra, if shorter); and

•	the interest rate assumption was 120% of the applicable federal rate as of February 2010.

Annual Incentive Compensation.

Under Terra’s 2010 Officers and Key Employees Annual Incentive Plan, upon a change in control, such as the consummation of the Offer, the performance metric used to calculate the cash awards will become fixed at the greater of (i) target performance and (ii) actual performance during the quarters completed through the effective time of the change in control. A participant who remains employed through December 31, 2010 will receive his or her full bonus under the plan calculated in such manner. If a participant’s employment is terminated following the Acceptance Time without cause or for good reason (defined as in the employment severance agreements), the participant will be entitled to a prorated bonus for 2010 through the participant’s termination date. Each of Terra’s executive officers currently participates in the 2010 Officers and Key Employees Annual Incentive Plan.

Based on compensation levels as of March 11, 2010 and assuming that (i) the Acceptance Time occurs on April 2, 2010, (ii) each executive officer experiences a qualifying termination of employment at that time and (iii) actual performance during the quarters completed through the Acceptance Time is less than or equal to target performance, the executive officers would be entitled to receive the following prorated bonus payments under the 2010 Officers and Key Employees Annual Incentive Plan.

Executive Officer	Prorated Bonus

Michael L. Bennett	$264,658
Daniel D. Greenwell	$71,836
John W. Huey	$38,293
Joseph D. Giesler	$37,355
Richard S. Sanders Jr.	$38,111
Joe A. Ewing	$38,564
Douglas M. Stone	$56,712
Earl B. Smith	$28,835
Geoffrey J. Obeney	$27,392
Edward J. Dillon	$27,272

Rabbi Trust.

Terra maintains a “rabbi trust”, which is intended to provide a source of funds to assist Terra in meeting its liabilities under the SERP. No later than five days following the effective time of a change in control, such as the consummation of the Offer, Terra will be obligated to make an irrevocable contribution to the trust in an amount such that the trust will, immediately following such contribution, hold assets sufficient to pay each SERP participant or beneficiary, including Messrs. Bennett, Giesler and Sanders, his or her accrued benefits under the SERP as of the effective time of the change in control. The trustee has broad investment powers with respect to the trust assets, but it may not invest in securities or obligations issued by Terra or any affiliate of Terra.

The following table shows the accrued benefits of each of Messrs. Bennett, Giesler and Sanders under the SERP as of December 31, 2009.

Executive Officer	Accrued Benefits

Michael L. Bennett	$1,208,251
Joseph D. Giesler	$11,276
Richard S. Sanders Jr.	$6,549

Director Compensation.

Under Terra’s director compensation policy, Mr. Henry R. Slack, Chairman of the Board, receives an annual cash retainer of $100,000 (paid quarterly). Terra’s other non-employee directors each receive an annual cash retainer of $27,500 (paid quarterly) and meeting fees of $1,250 per meeting attended, including committee meetings. Mr. David E. Fisher receives an additional annual cash retainer of $10,000 (paid quarterly) for serving as Chairman of the Audit Committee. Ms. Martha O. Hesse, Chairman of the Nominating and Corporate Governance Committee, and Mr. Dod A. Fraser, Chairman of the Compensation Committee, each receive an additional annual cash retainer of $4,000 (paid quarterly) for serving as committee chairs. Directors who are employees of Terra, currently only Mr. Michael L. Bennett, do not receive additional separate compensation for service on the Board.

Non-employee directors also receive a portion of their compensation in the form of fully vested Terra Common Shares. The number of Terra Common Shares awarded to directors under these stock awards is determined by reference to a fixed-dollar amount divided by the price for Terra Common Shares for the previous 20 trading days immediately preceding the date of grant, rounded up to the next whole Terra Common Share. The dollar value used in the numerator is $150,000 for all non-employee directors, except for Mr. Slack, whose numerator is $225,000. In addition, the Board has determined that each newly elected outside director will receive, simultaneously with his or her election to the Board, an initial grant of Terra Common Shares that is equivalent to the annual equity grant described above.

Indemnification of Directors and Officers.

Section 2-418 of the Maryland General Corporation Law (the “MGCL”) permits a corporation to indemnify directors and officers (each an “indemnified person”), among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those capacities, unless it is established that (i) the act or omission of such indemnified person was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified person actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, such indemnified person had reasonable cause to believe that the act or omission was unlawful.

Pursuant to Article Seventh of its Charter, Terra indemnifies (i) its directors to the full extent provided by the general laws of Maryland, including the advance of expenses under the procedures provided by such laws, (ii) its officers to the same extent it indemnifies its directors and (iii) its officers who are not directors to such further extent as shall be authorized by the Board and be consistent with law. Terra’s Bylaws similarly provide for mandatory indemnification of Terra’s directors and officers to the maximum extent permitted by Maryland law. Terra has also entered into indemnification agreements with its directors and executive officers. These agreements provide for the maximum indemnity available under the MGCL, as well as certain procedural requirements in order to obtain indemnification, the timing of required determinations, indemnification payments, advancement of expenses and the rights of directors and officers in the event Terra fails to provide indemnification or advance expenses. Terra has also purchased liability insurance for its officers and directors, which provides coverage against certain liabilities for actions taken by such individuals in their capacities as such, including liabilities under the Securities Act.

Terra’s Charter provides that, to the fullest extent permitted by Maryland law, no director or officer will be personally liable to the Company or its stockholders for money damages. Section 2-405.2 of the MGCL provides that a corporation’s charter may include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders as described under Section 5-418 of the Courts and Judicial Proceedings Article of the Annotated Code of Maryland (the “CJP Article”). Section 5-418 of the CJP Article provides that the charter of a Maryland corporation may include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders: (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Merger Agreement requires CF to cause, from and after the Acceptance Time, Terra and, if after the consummation of the Second-Step Merger, the Surviving Corporation, to indemnify all current and former directors and officers of Terra to the fullest extent permitted by law for acts or omissions occurring at or prior to the effective time of the Second-Step Merger and to honor all existing rights to indemnification in favor of such directors and officers.

The Merger Agreement requires CF to cause, from and after the Acceptance Time, Terra and, if after the consummation of the Second-Step Merger, the Surviving Corporation, to maintain the current directors’ and officers’ liability insurance (or substitute insurance of at least the same coverage and amounts and on equal or better terms) for six years following the effective time of the Second-Step Merger. However, the Surviving Corporation will not be required to pay premiums that on an annual basis exceed 300% of the current annual aggregate premiums paid by Terra.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

For the reasons set forth below, the Board by unanimous vote of those directors voting with one absent director separately indicating agreement determined that the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement are advisable to, and in the best interests of, Terra and its stockholders and by unanimous vote of those directors voting with one absent director separately indicating agreement approved the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement. The Board by unanimous vote of those directors voting with one absent director separately indicating agreement recommends that Terra stockholders accept the Offer by tendering their Terra Common Shares into the Offer and approve the Second-Step Merger (to the extent such approval is required under Maryland law for the consummation of the Second-Step Merger).

Background of the Offer and Reasons for Recommendation.

Background of the Offer.

During the period from May 2008 to July 2008, Dr. Thorleif Enger, then President and Chief Executive Officer of Yara International ASA (“Yara”), and Mr. Michael L. Bennett, President and Chief Executive Officer of Terra, had conversations regarding Yara’s interest in a possible strategic transaction between Yara and Terra. During this period, Mr. Bennett told Dr. Enger that he had discussed Yara’s interest with the Board, however the Board was not convinced that it was the right time for Terra to pursue a business combination transaction and Yara ultimately turned its attention to an alternative transaction.

On January 15, 2009, CF made an unsolicited proposal to acquire Terra in exchange for CF Common Stock, and on February 23, 2009, CF commenced an exchange offer for all of the outstanding Terra Common Shares. On February 25, 2009, Agrium Inc. (“Agrium”) made an unsolicited proposal to acquire CF for a mix of cash and Agrium common stock, conditioned upon CF not acquiring Terra. During 2009, CF made seven unsolicited proposals for a business combination with Terra, and Agrium made several revised proposals for a business combination with CF. CF eventually changed the form of consideration to a mix of cash and CF Common Stock in its unsolicited proposal to Terra of November 1, 2009. Under that proposal, CF proposed to acquire Terra on the basis of $24.50 in cash (net of Terra’s previously declared $7.50 per Terra Common Share special cash dividend (as described below)) and 0.1034 of a share of CF Common Stock for each Terra Common Share. CF’s November 1 proposal had a value of $33.11 per Terra Common Share, based on CF’s closing stock price on Friday, October 30, 2009.

Each of CF’s proposals made during 2009 was carefully considered by the Board, with the assistance of Terra’s legal advisors, Cravath, Swaine & Moore LLP (“Cravath”) and Wachtell, Lipton, Rosen & Katz (“Wachtell” and together with Cravath, the “Legal Advisors”), Terra’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”), and Mr. William R. Loomis, Jr., the former Chairman of the Board, who had been engaged by the Board as a consultant in January 2009 (together with the Legal Advisors and Credit Suisse, the “Advisors”). The Board unanimously rejected each such proposal as being contrary to the best interests of Terra and its stockholders for, among other things, failure to appropriately value Terra.

In furtherance of its proposals for a business combination with Terra, on February 3, 2009 and again on September 9, 2009, CF notified Terra that it had nominated and would solicit proxies for an opposition slate of three nominees for election as directors at Terra’s 2009 annual meeting of stockholders. On October 14, 2009, CF filed a definitive proxy statement with the SEC with respect to such solicitation.

Following the public announcement of CF’s initial proposal in January 2009, Mr. Jørgen Ole Haslestad, President and Chief Executive Officer of Yara, telephoned Mr. Bennett to express Yara’s continued interest in Terra. Throughout the course of 2009, Mr. Bennett engaged in preliminary conversations with the chief executive officers of several companies in the industry, including Yara, to gauge their possible interest in an alternative transaction to a CF/Terra combination. In furtherance of those conversations, Terra entered into confidentiality agreements with two such companies in August and September of 2009.

On August 6, 2009, CF announced that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), pre-merger waiting period applicable to a CF/Terra combination had expired at 11:59 p.m., Eastern time, on August 5, 2009.

On August 31, 2009, CF announced that the exchange offer commenced in February 2009 had expired and would not be extended. No Terra Common Shares were purchased by CF pursuant to the exchange offer.

On September 28, 2009, CF announced that it had acquired 6,985,048 common shares, or approximately 7%, of Terra, in the open market at a cost of approximately $247 million.

On October 29, 2009, Terra issued a press release announcing that the Board had declared a $7.50 per Terra Common Share special cash dividend. The special cash dividend was paid to Terra stockholders on December 11, 2009.

On November 13, 2009, CF sent a letter to the Board stating that if Terra stockholders elected CF’s three nominees to the Board at Terra’s 2009 annual meeting, CF would not object if the Board decided to reappoint Terra’s three incumbent directors.

During the morning of November 20, 2009, Terra held its 2009 annual meeting of stockholders. Later that day, Terra issued a press release announcing that based on a preliminary review of the proxies voted at the annual meeting, it appeared that Terra stockholders had elected to the Board the three individuals nominated by CF.

On the evening of November 20, 2009, representatives of CF contacted representatives of Terra to express CF’s interest in negotiating a proposed merger agreement over that weekend. The next day, a representative of CF’s legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates (“Skadden”), provided a draft merger agreement to a representative of Cravath, reflecting the terms of CF’s proposal of November 1, 2009, and including a “go-shop” with a proposed break-up fee of $150 million, plus expense reimbursement.

On November 22, 2009, the Board held a meeting by teleconference to discuss CF’s approach of November 20, 2009, and to review such approach with Terra’s Advisors. The Board unanimously rejected engagement with CF on those terms. At that same meeting, the Board, by a unanimous vote of those directors whose terms did not expire in 2009, expanded the number of directors constituting the whole Board to eleven, effective as of the time the results of the election of directors at the 2009 annual meeting of stockholders were certified and declared final, and voted to fill the vacancies created at such time by reappointing Ms. Martha O. Hesse, Mr. Dennis McGlone and Mr. Henry R. Slack to the Board.

On December 1, 2009, Mr. Bennett and Mr. Loomis met with Mr. Haslestad and Mr. Hallgeir Storvik, Chief Financial Officer and Head of Strategy of Yara, in London, United Kingdom. They discussed in general terms Yara’s expressions of interest to Terra regarding the possibility of a strategic transaction. Mr. Storvik described the nature of the approvals and financing which would be required by Yara if the parties were to pursue a transaction. There was no negotiation concerning price or other terms. However, Mr. Haslestad stated that he believed the value of a Yara proposal would be competitive with that proposed by CF in its most recent proposal and that the form of consideration would be all cash. Mr. Haslestad also stated that Yara had no interest in participating in a bidding contest.

On the same day, Terra issued a press release confirming that Terra stockholders had elected CF’s three nominees to the Board.

During the morning of December 4, 2009, Mr. Haslestad telephoned Mr. Bennett to inform him that he had discussed with Yara’s board of directors a potential transaction with Terra, and that Yara would be in a position to match the value of the proposal made by CF on November 1, 2009, with an all cash proposal, if Terra decided it was interested in pursuing a transaction. Mr. Haslestad again reiterated that while Yara would be interested in exploring a transaction with Terra, it would not be drawn into a bidding contest.

During the afternoon of December 4, 2009, CF submitted to the Board its seventh unsolicited proposal over the course of the year, pursuant to which CF proposed to acquire all of the outstanding Terra Common Shares for $29.25 in cash (net of Terra’s previously declared $7.50 per Terra Common Share special cash dividend) and 0.1034 of a share of CF Common Stock for each Terra Common Share. In its December 4, 2009 letter to the Board, CF stated that it had previously provided to Terra a form of merger agreement that it was prepared to enter into, but proposed a revised break-up fee of $1 per Terra Common Share, plus expense reimbursement. CF’s December 4 proposal had a value of $38.41 per Terra Common Share, based on CF’s closing stock price that day.

Later that day, a representative of Skadden submitted to a representative of Cravath a confirmatory due diligence request list on behalf of CF. Representatives of CF and Terra engaged in several general conversations over the course of that weekend, during which time representatives of CF stated that CF’s most recent proposal was its “all in” value and that CF had at most “nickels and quarters” left in the context of signing a transaction. Those statements, and the statement that CF had “emptied its pockets”, were repeated in press accounts following public disclosure of CF’s proposal on December 7, 2009, and attributed to representatives of CF.

On December 5, 2009, Mr. Bennett telephoned Mr. Haslestad to inform him of CF’s revised proposal. On the same day, Mr. Bennett called the chief executive officers of the two other companies in the industry with which Terra had previously entered into confidentiality agreements, to gauge their interest in a potential business combination transaction with Terra. Both chief executive officers indicated that their companies would not be interested in pursuing such a transaction with Terra.

On December 6, 2009, at a meeting of the Board held by teleconference, the Board reviewed CF’s proposal of December 4, 2009 with Terra’s Advisors, and was provided with an update on communications with CF’s advisors and on Mr. Bennett’s conversations with the chief executive officers of three companies in the industry, including Yara’s Chief Executive Officer, Mr. Haslestad.

Following some initial due diligence by Yara on December 7, 2009, Messrs. Bennett and Haslestad had several telephone conversations on December 7 and 8, 2009 to further discuss Yara’s view as to value. Mr. Haslestad indicated to Mr. Bennett that he felt confident that Yara would be in a position to make an all-cash offer that would be competitive with CF’s most recent proposal.

On December 9, 2009, at a regularly scheduled meeting of the Board, and again on December 13, 2009, at a meeting of the Board held by teleconference, the Board reviewed CF’s proposal of December 4, 2009, with Terra’s Advisors. Representatives of Terra’s Legal Advisors reviewed with the Board their duties as directors under Maryland law, and Credit Suisse reviewed with the Board its financial analysis of CF’s proposal. The Board was also provided with an update on communications with CF’s advisors, on Mr. Bennett’s conversations with the chief executive officers of the three companies in the industry with whom Mr. Bennett had spoken since CF’s latest proposal, including Yara’s Chief Executive Officer, Mr. Haslestad, and on stockholder reaction to CF’s proposal. On December 13, 2009, the Board unanimously rejected CF’s proposal of December 4, 2009. The Board also authorized Mr. Bennett to continue his conversations with Mr. Haslestad in order to determine Yara’s seriousness as a potential bidder and ascertain Yara’s ultimate position on valuation.

On December 15, 2009, CF issued a press release announcing that it would allow its financing commitments for its proposed acquisition of Terra to expire on December 31, 2009.

On December 17, 2009, Terra and Yara executed a confidentiality agreement, which was subsequently amended as of February 6, 2010. During the next several weeks, Yara continued its review of Terra’s business.

On January 4, 2010, a representative of CF’s financial advisor, Morgan Stanley & Co. Incorporated (“Morgan Stanley”), telephoned a representative of Credit Suisse to request that Terra provide to CF whatever information was reviewed by the Board in connection with its decision to reject CF’s proposal of December 4, 2009, as well as the confirmatory due diligence requested in such proposal. The representative of Credit Suisse telephoned the representative of Morgan Stanley on January 12, 2010, to inform him that Terra had declined to provide CF with the information requested.

On January 8, 2010, Mr. Haslestad telephoned Mr. Bennett to inform him that Yara’s board of directors continued to be supportive of a potential transaction with Terra, but had certain preconditions. Mr. Haslestad sent a confirming note stating that Yara would be able to match and add a margin on top of the value of CF’s proposal of December 4, 2009, subject to certain conditions, including that Terra commit to negotiate exclusively with Yara for a period of 30 working days. The note also stated that the definitive merger agreement would need provision for Norwegian Parliamentary approval of an equity issuance by Yara.

On January 10, 2010, Mr. Bennett telephoned Mr. Haslestad to tell him that his note did not provide sufficient clarity as to the terms Yara was prepared to propose for a potential transaction to merit its consideration by the Board. Accordingly, Mr. Bennett suggested that the parties and their respective legal and financial advisors meet in New York later in the week to discuss with more specificity Yara’s proposal as to price, deal certainty and deal protection.

On January 13, 2010, Mr. Bennett and representatives of Terra’s Legal Advisors met with Mr. Trygve Faksvaag, Chief Legal Counsel of Yara, and representatives of Yara’s legal advisor, Latham & Watkins LLP (“Latham”), to discuss certain of the terms and conditions in the January 8, 2010 note from Mr. Haslestad.

During the meeting, Terra’s Legal Advisors stated that valuation, deal certainty and deal protection would be critical to the Board’s assessment of whether to even consider Yara’s requirement that Terra enter into exclusive discussions with it.

Later that afternoon, Mr. Bennett and Mr. Haslestad met at the offices of Cravath in New York, New York and further discussed certain of the terms and conditions in the January 8, 2010 note from Mr. Haslestad. In that discussion, Mr. Haslestad stated that his view as to value was $40.75 in cash per Terra Common Share, that he was firm in his view and that he saw no basis for continuing discussions unless that was understood.

On January 14, 2010, CF announced, without prior notice to Terra, that it had withdrawn its proposal to acquire Terra, that it had sold all of its Terra Common Shares and that it was no longer pursuing a business combination with Terra.

On January 15, 2010, Mr. Haslestad telephoned Mr. Bennett to inform him that Yara’s board of directors had formally authorized Mr. Haslestad to offer to acquire all of the outstanding Terra Common Shares for $40.75 per share in cash.

On January 20, 2010, Mr. Haslestad sent Mr. Bennett a letter outlining Yara’s non-binding expression of interest for the potential acquisition of Terra. In the letter, Mr. Haslestad stated his expectation that Terra would agree to negotiate exclusively with Yara for a period of 20 days, and stated that Yara was interested in acquiring through a merger all of the outstanding Terra Common Shares for $40.75 per share in cash. The letter further indicated that Yara would require a $200 million break-up fee if the transaction was not consummated for certain customary reasons, and that Yara would be willing to agree to a reverse break-up fee of equivalent size payable in the event Yara’s required stockholder approval for its proposed equity issuance was not received.

On January 22, 2010, the Board held a meeting by teleconference to review Mr. Haslestad’s letter of January 20, 2010, with Terra’s Advisors. Later that day, Mr. Bennett telephoned Mr. Haslestad to inform him that the Board had authorized Mr. Bennett to pursue further discussions with Yara and grant exclusivity to Yara.

Over the next several days, the parties and their respective legal advisors negotiated the terms of an exclusivity agreement. Terra and Yara entered into an exclusivity agreement dated as of January 24, 2010, pursuant to which the parties agreed to negotiate exclusively with one another for a period starting on the date of such agreement and ending at 11:59 p.m., New York City time, on February 14, 2010, which included a right of Terra, consistent with the duties of the directors, to engage in discussions with third parties who approached it on an unsolicited basis during the exclusivity period. No third parties approached Terra with an unsolicited proposal for a business combination during the exclusivity period.

On January 24, 2010, Mr. Bennett and Mr. Haslestad met at the offices of Cravath in New York, New York to discuss the proposed terms contained in Mr. Haslestad’s letter of January 20, 2010.

On February 1, 2010, Mr. Haslestad sent Mr. Bennett a letter outlining Yara’s revised non-binding expression of interest for the potential acquisition of Terra. In the letter, Mr. Haslestad indicated that, subject to the completion of confirmatory due diligence, the execution of definitive documentation and the receipt of required approvals for the execution of such definitive documentation, Yara was interested in acquiring through a merger all of the outstanding Terra Common Shares for $41.10 per share in cash, subject to increase in the event Yara did not hold a stockholders meeting to approve Yara’s proposed equity issuance within 90 days of signing the merger agreement. The letter stated that the definitive merger agreement would provide for a break-up fee and reverse break-up fee symmetrically sized at 3% of the transaction value and that the transaction would not be subject to any financing condition beyond the approval of the equity issuance at the Yara stockholders meeting. The letter further stated that the terms and conditions contained therein constituted Yara’s “best and final offer”.

On February 2, 2010, the Board held a meeting by teleconference to review Mr. Haslestad’s letter of February 1, 2010, with Terra’s Advisors. Later that day, Mr. Bennett telephoned Mr. Haslestad to inform him that the Board had authorized him to pursue further discussions with Yara.

On the evening of February 2, 2010, Terra’s Legal Advisors submitted a draft merger agreement to Latham. During the period from February 5, 2010 through February 11, 2010, negotiations took place between Mr. Bennett and Terra’s Legal Advisors, on the one hand, and Mr. Haslestad, Mr. Faksvaag and Latham, on the other hand, in respect of issues relating to the merger agreement.

During the afternoon of February 12, 2010, at a special meeting of the Board, the Board reviewed with its Advisors the proposed definitive Yara merger agreement that had been negotiated between representatives of Terra and Yara. At this meeting, Credit Suisse delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated February 12, 2010, to the effect that as of that date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the $41.10 in cash per share to be received by the holders of Terra Common Shares pursuant to the Yara merger agreement was fair, from a financial point of view, to such holders. Following extensive discussion and deliberations, the Board unanimously approved the Yara merger agreement.

Following the February 12, 2010 meeting of the Board, the parties executed the Yara merger agreement and, on February 15, 2010, Terra issued a press release announcing the Yara transaction.

On March 2, 2010, Mr. Stephen R. Wilson, President and Chief Executive Officer of CF, sent a letter to the Board setting forth an unsolicited offer from CF to acquire Terra for consideration consisting of $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share. CF’s March 2 proposal had a value of $47.40 per Terra Common Share, based on CF’s closing stock price on March 1, 2010.

On the same day, Terra issued a press release confirming receipt of the above letter and announcing that the Board would evaluate the terms of the CF proposal and would have no further comment until the Board had completed this evaluation. Later that day, Terra sent written notice to Yara of Terra’s receipt of the CF proposal.

Over the next several days, Mr. Bennett and Mr. Haslestad and representatives of Terra’s and Yara’s respective financial advisors had several telephone conversations to discuss the CF proposal.

During the afternoon of March 3, 2010, at a meeting of the Board held by teleconference, the Board reviewed CF’s proposal of March 2, 2010. During that meeting, the Board unanimously determined that CF’s proposal of March 2, 2010 could reasonably be expected to result in a Superior Proposal (as such term was defined in the Yara merger agreement).

On March 5, 2010, CF commenced an exchange offer for all of the outstanding Terra Common Shares at the same price per share set forth in its March 2, 2010 letter. On the same day, a representative of Skadden sent to a representative of Cravath the draft form of merger agreement included in the exchange offer materials filed by CF with the SEC. Later that day, Terra sent written notice to Yara of Terra’s receipt of the draft Merger Agreement.

On March 6, 2010, Terra’s Legal Advisors submitted to Skadden comments on the draft Merger Agreement and a confirmatory due diligence request list on behalf of Terra.

On March 7, 2010, Mr. Wilson telephoned Mr. Bennett and they had a brief conversation.

On March 8, 2010, Mr. Haslestad telephoned Mr. Bennett to discuss an upcoming meeting they were scheduled to have relating to integration matters.

On the same day, Terra’s Legal Advisors had several telephonic discussions with representatives of Skadden regarding Terra’s comments on the draft Merger Agreement. Also that day, representatives of Terra and Terra’s Advisors conducted a due diligence telephone conference with representatives of CF, Morgan Stanley and Skadden.

On March 9, 2010, at a meeting of the Board held by teleconference, the Board reviewed the terms and conditions of the draft Merger Agreement, including the agreed resolution of Terra’s comments and remaining open items, with Terra’s Advisors, and was provided with an update on Mr. Bennett’s communications with Mr. Haslestad and Mr. Wilson. After discussion, the Board determined that CF’s proposal was reasonably expected to be consummated and was more favorable to Terra stockholders than the Yara merger and the other transactions contemplated by the Yara merger agreement from a financial point of view, taking into account all financial, regulatory, legal and other aspects of such proposal, and, as such, constituted a Superior Proposal (as such term was defined in the Yara merger agreement). The Board delegated to a committee of two directors the authority to execute and deliver the requisite notice to Yara under the Yara merger agreement upon receipt of a final form of Merger Agreement from CF reflecting resolution of the remaining open items in a manner acceptable to the committee.

Later that day, Skadden sent Terra’s Legal Advisors a revised form of Merger Agreement. The parties negotiated final comments to that form of agreement and on March 10, 2010, it was executed by CF, together with a letter agreement governing how long CF’s binding offer would remain outstanding and stating that CF would pay (on behalf of Terra) the termination fee to Yara under the Yara merger agreement. Terra then notified Yara that the Board had determined that CF’s proposal, as reflected in the form of Merger Agreement attached to such notice, was a Superior Proposal (as such term was defined in the Yara merger agreement), that the five business day match period provided for in the Yara merger agreement would expire at 5:00 p.m., Eastern time, on March 17, 2010 and of Terra’s intent to terminate the Yara merger agreement following such match period and, thereafter, Terra notified CF that it provided such notice to Yara.

On March 10, 2010, Mr. Bennett telephoned Mr. Haslestad to discuss the notice provided to Yara by the Board earlier that day.

On March 11, 2010, Terra received a letter from Yara informing it that Yara did not intend to make a proposal that would be at least as favorable to the stockholders of Terra as the CF proposal and waiving its right to exercise the five business day match right under the Yara merger agreement.

During the afternoon of March 11, 2010, at a meeting of the Board held by teleconference, the Board discussed the letter received from Yara earlier that day and the form of Merger Agreement that had been previously negotiated between representatives of Terra and CF and executed by CF. At this meeting, representatives of Terra’s Legal Advisors reviewed with the Board their duties as directors under Maryland law. Also at this meeting, Credit Suisse reviewed with the Board its financial analysis of the $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share to be received by the holders of such shares and delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated March 11, 2010, to the effect that as of that date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share to be received by the holders of such shares pursuant to the Offer and the Second-Step Merger is fair, from a financial point of view, to such holders. Following further discussion, and after consultation with Terra’s Advisors, the Board by unanimous vote of those voting with one absent director separately indicating agreement (i) approved the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement are advisable to, and in the best interests of, Terra and its stockholders and (iii) recommended that Terra stockholders accept the Offer by tendering their Terra Common Shares into the Offer and approve the Second-Step Merger (to the extent such approval is required under Maryland law for the consummation of the Second-Step Merger).

Later that day, Agrium announced that it will no longer pursue an acquisition of CF or the election of its nominees to the CF board of directors and will allow its unsolicited exchange offer for CF to expire on March 22, 2010.

On March 12, 2010, Terra notified Yara and CF that the Board had elected to terminate the Yara merger agreement. CF paid (on behalf of Terra) to Yara the termination fee due under the Yara merger agreement which terminated in accordance with its terms. Concurrently with the termination of the Yara merger agreement, Terra executed the Merger Agreement.

Later that day, CF and Terra issued a joint press release announcing the Merger Agreement. A summary of certain terms of the Merger Agreement is contained in the Current Report on Form 8-K filed by Terra with the SEC on March 12, 2010 and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.

Reasons for the Recommendation.

After careful consideration, the Board by unanimous vote of those directors voting with one absent director separately indicating agreement approved the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement, declared that the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement are advisable to, and in the best interests of, Terra and its stockholders and recommended that Terra stockholders accept the Offer by tendering their Terra Common Shares into the Offer and approve the Second-Step Merger (to the extent such approval is required under Maryland law for the consummation of the Second-Step Merger).

In the course of reaching its decision to approve the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with Terra management, as well as its financial and legal advisors, and considered a number of factors that it believed supported its decision, including the following:

•	recent and historical market prices for Terra Common Shares, as compared to the financial terms of the Offer, including the fact that the nominal price to be paid in the Offer (based on CF’s closing stock price on March 11, 2010) represents a 40.6% premium over Terra’s closing stock price on February 12, 2010, the last trading day prior to the announcement of the Yara merger agreement;

•	the fact that Terra had previously entered into the Yara merger agreement pursuant to which Yara would have acquired Terra at a purchase price of $41.10 in cash per Terra Common Share and that the nominal value of the Offer (based on CF’s closing stock price on March 11, 2010) represents a 13.7% premium over such purchase price;

•	that CF has obtained U.S. antitrust clearance and the Offer does not require EU antitrust approval or review by CFIUS;

•	that the Offer is not subject to the approval of CF’s stockholders, otherwise has limited conditions and is expected to close in April 2010;

•	its knowledge of Terra’s business, operations, financial condition, earnings and prospects, as well as the risks in achieving those prospects;

•	its knowledge of the current industry environment affecting Terra, including the trend toward consolidation in the fertilizer industry and the strong correlation between general macroeconomic conditions and industry conditions;

•	the financial analyses reviewed and discussed with the Board by representatives of Credit Suisse on March 11, 2010, as well as the oral opinion of Credit Suisse rendered to the Board on such date (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that as of such date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the $37.15 in cash and 0.0953 shares of CF Common Stock per Terra Common Share to be received by the holders of such shares pursuant to the Offer and the Second-Step Merger was fair, from a financial point of view, to such stockholders. The summary of Credit Suisse’s opinion in this Statement is qualified in its entirety by the full text of Credit Suisse’s opinion, which is attached to this Statement as Annex B;

•	the fact that the Offer consideration consists primarily of cash, providing Terra stockholders with certainty of value and liquidity, while the stock consideration included in the Offer consideration allows Terra stockholders the ability to participate in the growth and long-term value creation potential of the combined company, including the expected synergies;

•	its assessment of the Offer consideration in light of knowledge acquired over the past year through CF’s public proposals, Terra’s negotiations with Yara and management’s private discussions with other industry participants;

•	its belief that the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement were more favorable to Terra stockholders than other strategic alternatives reasonably available to Terra and its stockholders;

•	the fact that, subject to compliance with the terms and conditions of the Merger Agreement, Terra is permitted to furnish information to and conduct negotiations with any third party that makes a bona fide written unsolicited acquisition proposal for Terra;

•	the fact that, subject to compliance with the terms and conditions of the Merger Agreement, Terra is permitted to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal after giving CF the opportunity to match the superior proposal and upon the payment to CF of a termination fee;

•	the fact that the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the level of commitment by CF to obtain competition approvals and the absence of a financing condition, provide Terra with reasonable certainty that CF will be required to purchase Terra Common Shares tendered in the Offer and to close the Second-Step Merger on a timely basis; and

•	the fact that if the Offer fails to close because of (i) the failure of the Canadian Regulatory Condition, the failure of the Registration Statement Condition or the failure of the NYSE Listing Condition or (ii) the imposition of certain injunctions preventing the closing of the Offer or the Second-Step Merger, and the Merger Agreement is terminated, CF would be required to pay Terra a $123 million termination fee.

The Board also considered a number of risks and other potentially negative factors concerning the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the fact that the Offer consideration consists primarily of cash, which, while providing certainty of value, would not allow Terra stockholders to participate more fully in the Surviving Corporation’s future earnings or growth or to derive a greater benefit from any appreciation in the value of CF Common Stock after the consummation of the Offer;

•	the fact that the Offer and the Second-Step Merger might not be completed in a timely manner or at all due to the necessity of receiving approvals under the applicable competition laws of Canada;

•	the fact that the stock consideration to be received in the Offer is difficult to value;

•	the potential disruption to Terra’s business that could result from the announcement and pendency of the Offer or the Second-Step Merger, including the possible diversion of management and employee attention, potential employee attrition and the potential effect on Terra’s business relationships;

•	the restrictions on Terra’s ability to solicit or engage in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, and the requirement that Terra pay a termination fee and reimburse CF for its payment of the Yara termination fee in order to accept a superior proposal, which may discourage a competing proposal to acquire Terra that may be more advantageous to Terra stockholders;

•	the inclusion in the Merger Agreement of a non-solicitation covenant and provision for Terra’s payment of a termination fee of $123 million to CF and the reimbursement of the Yara termination fee paid by CF in the case of certain events, which the Board understood, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction after the Merger Agreement was signed, were conditions to CF’s willingness to enter into the Merger Agreement;

•	that CF is not obligated to purchase any Terra Common Shares in the Offer unless, among other things, the Minimum Tender Condition, the Registration Statement Condition and the NYSE Listing Condition are satisfied, there shall be no law, order or injunction that prohibits the consummation of the Offer or the Second-Step Merger and Terra shall have complied with its covenants and shall not have breached its representations and warranties (subject to applicable materiality qualifiers); and

•	the restrictions on Terra’s business prior to the consummation of the Offer, requiring Terra to conduct its business in all material respects only in the ordinary course of business and consistent with past practice, subject to specified limitations, which may delay or prevent Terra from undertaking business opportunities that may arise during the term of the Merger Agreement, whether or not the Offer is consummated.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but, rather, includes the material factors considered by the Board. In reaching its decision to approve the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement, the Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Board did not reach any specific conclusion on each factor considered, but, with the assistance of Terra management and its financial and legal advisors, conducted an overall review of these factors.

Intent to Tender.

To the knowledge of Terra, after making reasonable inquiry, all of Terra’s directors, executive officers, affiliates and subsidiaries currently intend to tender all Terra Common Shares held of record or beneficially owned by such person pursuant to the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Terra has retained Credit Suisse to act as Terra’s financial advisor in connection with the Offer and related matters. Terra has agreed to pay Credit Suisse certain customary fees for its services, portions of which became payable upon its engagement or will become payable during the course of its engagement. A significant portion of the fees is payable to Credit Suisse upon consummation of a transaction with any third party, including upon consummation of the Offer. Credit Suisse also became entitled to a fee upon the rendering of each of its fairness opinion in connection with the Merger Agreement and its fairness opinion in connection with the Yara merger agreement. Terra also has agreed to reimburse Credit Suisse for all reasonable and customary expenses, including reasonable fees and expenses of legal counsel, and to indemnify Credit Suisse and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of such engagement. Credit Suisse also advised Terra in connection with CF’s unsolicited proposals for Terra in 2009, the proxy contest between CF and Terra related to Terra’s 2009 annual meeting of stockholders and Terra’s proposed merger with Yara.

Terra has also retained William R. Loomis to act as Terra’s advisor in connection with the Offer and related matters. Terra has agreed to pay Mr. Loomis certain fees for his services, portions of which became payable upon his engagement or will become payable during the course of his engagement. A significant portion of the fees is payable to Mr. Loomis upon consummation of a transaction with any third party, including upon consummation of the Offer. Terra also has agreed to reimburse Mr. Loomis for all reasonable and customary expenses, including reasonable fees and expenses of legal counsel, and to indemnify Mr. Loomis against certain liabilities, including liabilities under the federal securities laws, arising out of such engagement. Mr. Loomis also advised Terra in connection with CF’s unsolicited proposals for Terra in 2009, the proxy contest between CF and Terra related to Terra’s 2009 annual meeting of stockholders and Terra’s proposed merger with Yara.

Terra has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist it in connection with Terra’s communications with its stockholders in connection with the Offer and related matters. Terra has agreed to pay customary compensation to MacKenzie for such services. In addition, Terra has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement. MacKenzie also advised Terra in connection with CF’s unsolicited proposals for Terra in 2009, the proxy contest between CF and Terra related to Terra’s 2009 annual meeting of stockholders and Terra’s proposed merger with Yara.

Terra has also retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer and related matters. Terra has agreed to pay customary compensation to Joele Frank for such services. In addition, Terra has agreed to reimburse Joele Frank for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement. Joele Frank also advised Terra in connection with CF’s unsolicited proposals for Terra in 2009, the proxy contest between CF and Terra related to Terra’s 2009 annual meeting of stockholders and Terra’s proposed merger with Yara.

Except as set forth above, neither Terra nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Terra on its behalf with respect to the Offer or the Second-Step Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

No transactions with respect to Terra Common Shares have been effected by Terra or, to Terra’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

		Number	Price	Nature of
Name of Person	Transaction Date	of Shares	Per Share	Transaction

Michael L. Bennett	February 12, 2010	98,237	See Note(a)	Vesting of Equity Award
Michael L. Bennett	February 12, 2010	68,039	$33.25	Withholding of Shares(b)
Joe A. Ewing	February 12, 2010	12,386	See Note(a)	Vesting of Equity Award
Joe A. Ewing	February 12, 2010	6,987	$33.25	Withholding of Shares(b)
Joseph D. Giesler	February 12, 2010	13,383	See Note(a)	Vesting of Equity Award
Joseph D. Giesler	February 12, 2010	7,539	$33.25	Withholding of Shares(b)
Daniel D. Greenwell	February 12, 2010	14,807	See Note(a)	Vesting of Equity Award
John W. Huey	February 12, 2010	15,946	See Note(a)	Vesting of Equity Award
John W. Huey	February 12, 2010	2,928	$33.25	Withholding of Shares(b)
Richard S. Sanders, Jr.	February 12, 2010	12,671	See Note(a)	Vesting of Equity Award
Richard S. Sanders, Jr.	February 12, 2010	7,145	$33.25	Withholding of Shares(b)
Douglas M. Stone	February 12, 2010	10,536	See Note(a)	Vesting of Equity Award
Douglas M. Stone	February 12, 2010	5,955	$33.25	Withholding of Shares(b)

(a)	Represents additional Terra Common Shares that were issued pursuant to 200% vesting on February 12, 2010 of Performance Share Awards that were granted in 2007.

(b)	Represents Terra Common Shares that were withheld from the Performance Share Awards that vested on February 12, 2010 to satisfy tax liability.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as set forth in this Statement (including in the exhibits and annexes to this Statement) or as incorporated in this Statement by reference, Terra is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Terra Common Shares by Terra, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Terra or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Terra or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Terra.

Except as described above or otherwise set forth in this Statement (including in the exhibits and annexes to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Regulatory Approvals.

U.S. Antitrust Approval.

The Offer and the Second-Step Merger are subject to review by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”). Under the HSR Act, the Offer and the Second-Step Merger may not be completed until certain information has been provided to the FTC and the Antitrust Division and a required waiting period has expired or has been terminated. The HSR Act notifications made in connection with CF’s prior exchange offer for Terra remain applicable to the Offer and the Second-Step Merger. On August 5, 2009, the extended waiting period under the HSR Act expired without any enforcement action and on August 12, 2009, the FTC provided CF with written notice that it had closed its investigation. CF has fulfilled its obligations under the HSR Act and may acquire a majority of Terra Common Shares without any additional filing under the HSR Act provided that it does so on or before August 5, 2010.

Canadian Antitrust Considerations.

The Offer and the Second-Step Merger are also subject to review pursuant to the Competition Act (Canada). Under the Competition Act (Canada), the Offer and the Second-Step Merger may not be completed until certain information has been provided to the Canadian Commissioner of Competition (the “Competition Commissioner”) and a required waiting period has expired or been terminated, provided there is no order in effect prohibiting completion at the relevant time. In connection with CF’s prior exchange offer for Terra, CF provided such information to the Competition Commissioner and the required waiting period under the Competition Act (Canada) expired on March 24, 2009. On June 19, 2009, the Competition Commissioner issued a no-action letter stating she did not intend to challenge the proposed transaction. Under the Competition Act (Canada), the transaction may be completed within one year of the date that CF provided the required information to the Competition Commissioner in connection with its prior exchange offer to Terra’s stockholders (March 10, 2009). This one-year period expired on March 9, 2010. As the one-year period following CF’s submission of the required information to the Competition Commissioner in connection with its prior exchange offer to Terra’s stockholders expired on March 9, 2010, and in order to ensure compliance with the Competition Act, CF submitted its notification and a request for early termination of the mandatory waiting period concerning the offer on March 2, 2010. The waiting period will expire on April 1, 2010, unless earlier terminated by the Competition Commissioner or extended pursuant to request for additional information.

At any time before a “merger” (as such term is defined under the Competition Act (Canada)) is completed, even where the applicable waiting period has expired or been terminated, the Competition Commissioner may apply to the Competition Tribunal for an interim order forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue an interim order where the Competition Commissioner requires more time to complete her inquiry and the Tribunal finds that, in the absence of an interim order, a party to the proposed merger or another person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition because that action would be difficult to reverse.

Canada Transportation Act.

The Offer and the Second-Step Merger may be subject to notification under the Canada Transportation Act. Under the Canada Transportation Act, if the Offer or Second-Step Merger is subject to notification, they cannot be completed until certain information has been provided to the Canadian Minister of Transport (the “Transport Minister”) and either the Transport Minister notifies the parties that he is of the opinion that the offer does not raise issues with respect to the public interest as it relates to national transportation or the transaction is approved by the Governor in Council. Under the Canada Transportation Act, if the Transport Minister is of the opinion that a proposed transaction does not raise issues with respect to the public interest as it relates to national transportation, he shall give notice to the parties within 42 days of receiving the required information. If the Transport Minister is of the opinion that a proposed transaction raises issues with respect to the public interest as it relates to national transportation, he can initiate a review of the transaction.

In order to ensure compliance with the Canada Transportation Act, in connection with CF’s prior exchange offer for Terra, CF provided the required information to the Transport Minister. The Transport Minister notified CF on April 7, 2009 that the proposed transaction did not raise public interest issues as it relates to national transportation. In order to ensure continued compliance with the Canada Transportation Act, CF submitted an updated notification to the Transport Minister on March 2, 2010. The initial 42-day period under the Canada Transportation Act thus expires on April 13, 2010, unless the Transport Minister issues an opinion before that date that the Offer or the Second-Step Merger does not raise public interest issues as it relates to national transportation.

Takeover Laws.

Maryland Business Combination Act.

The Merger Agreement provides, among other things, that the Board has declared advisable and approved the Offer and the Second-Step Merger, subject to any required stockholder approval, and irrevocably exempted during the term of the Merger Agreement the Offer and the Second-Step Merger from the restrictions imposed by the MBCA.

The MBCA would otherwise apply to the Offer, the Second-Step Merger or any other “business combination” (as defined in the MBCA) involving CF or CF Sub (and any of CF’s subsidiaries) and Terra. If the MBCA applied to the Second-Step Merger, it could significantly delay CF’s or CF Sub’s (and any of CF’s subsidiaries’) ability to acquire the entire equity interest in Terra. The MBCA, in general, prevents an “interested stockholder” (generally, a stockholder beneficially owning 10% or more of a corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned 10% or more of the corporation’s outstanding voting stock at any time within the preceding two years) from engaging in a business combination (such as a merger or consolidation and certain other transactions) with a Maryland corporation for a period of five years following the most recent date on which such stockholder became an interested stockholder. A person is not an interested stockholder if the corporation’s board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder. In approving such a transaction, the board of directors of a corporation may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors of the corporation.

After the five year period following the most recent date on which such stockholder became an interested stockholder, any business combination between the Maryland corporation and the interested stockholder must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single class and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if the holders of common stock receive a minimum price, as defined under the MBCA, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. The approval of the board of directors may be altered or repealed at any time unless the resolution adopted by the board of directors is made irrevocable by its terms.

Other State Takeover Laws.

A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Offer or the Second-Step Merger, the Merger Agreement provides that Terra and the Board shall use their reasonable best efforts to ensure that the Offer and the Second-Step Merger may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement.

Maryland Control Share Acquisition Act.

The Maryland Control Share Acquisition Act (the “MCSAA”) provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors.

“Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is entitled to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. “Control shares” do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a “control share acquisition”, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required under the MCSAA, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

The MCSAA does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.

Terra’s Bylaws provide that the MCSAA will not apply to any acquisition by any person of shares of stock of the Company. The Merger Agreement provides that, except as set forth in the Merger Agreement, Terra may not amend its Bylaws prior to the effective date of the Second-Step Merger.

Second-Step Merger Provisions.

The purpose of the Offer as stated by CF in the Registration Statement is for CF to acquire control of, and ultimately the entire equity interest in, Terra. If the Offer is consummated, CF will, pursuant to the terms of the Merger Agreement, promptly after completion of the Offer, consummate the Second-Step Merger with each remaining Terra Common Share (other than shares already owned by Terra, CF or their wholly-owned subsidiaries) being converted into the right to receive the same Per Share Consideration as is received by Terra stockholders pursuant to the Offer. After this Second-Step Merger, the former Terra stockholders will no longer have any ownership interest in Terra.

If, pursuant to the Offer, CF acquires at least 90% of all outstanding shares of Terra entitled to vote as a group or a class on the Second-Step Merger, then, pursuant to Section 3-106 of the MGCL, after consummation of the Offer, CF will be able to effect the Second-Step Merger without a vote of Terra’s stockholders. Such a second-step merger requires that (i) the board of each corporation which is a party to the merger has approved such merger by a majority vote of all its members, (ii) the charter of the successor corporation is not amended in the merger (other than to change its name, the name or other designation or the par value of any class or series of its stock or the aggregate par value of its stock) and (iii) the contract rights of the shares of CF Common Stock exchanged for Terra Common Shares are identical to the contract rights of the Terra Common Shares that were exchanged. In order to take advantage of the foregoing second-step merger provisions, unless waived by all stockholders who would have been entitled to vote on the merger but for the foregoing provisions, CF must also give notice of the merger to each of Terra’s stockholders at least 30 days before the articles of merger are filed with the State Department of Assessments and Taxation of Maryland. A Notice of Merger pursuant to Section 3-106 of the MGCL was included in the Prospectus/Offer to Exchange filed by CF with the SEC on March 5, 2010.

If CF, through CF Sub pursuant to the Offer or otherwise, does not acquire at least 90% of the outstanding shares entitled to vote as a group or class on the Second-Step Merger, under the MGCL, the Second-Step Merger must be declared advisable by the Board and approved by the affirmative vote of stockholders of Terra holding a majority of the outstanding shares entitled to vote as a group or class on the Second-Step Merger. If CF acquires, through CF Sub pursuant to the Offer or otherwise, at least a majority of the outstanding shares entitled to vote as a group or class on the Second-Step Merger, CF would have sufficient voting power to approve the Second-Step Merger without the affirmative vote of any other stockholder of Terra. Further, upon consummation of the Offer, CF will have the right to designate a majority of the directors to the Board.

The Board by unanimous vote of those directors voting with one director absent separately indicating agreement adopted resolutions determining that the Second-Step Merger is advisable to, and in the best interest of, Terra and its stockholders and approving the Second-Step Merger.

Top-Up Option.

Subject to the terms and conditions of the Merger Agreement, Terra has granted to CF and/or CF Sub an irrevocable one-time option (the “Top-Up Option”) to purchase for $47.40 in cash per Terra Common Share up to that number of Terra Common Shares (the “Top-Up Shares”) equal to the lowest number of Terra Common Shares that, when added to the number of Terra Common Shares owned by CF Sub at the time of the exercise of the Top-Up Option, shall constitute one Terra Common Share more than 90% of the Terra Common Shares outstanding immediately after the issuance of the Top-Up Shares calculated on a fully-diluted basis, or, at CF’s option, on a primary basis. The Top-Up Option is exercisable only one time and only if (i) the issuance of the Top-Up Shares does not require the approval of Terra’s stockholders under applicable law, including the rules of the NYSE, (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares is not prohibited by any law or order and (iii) the Top-Up Option is exercisable for not more than the number of shares of Terra Common Shares in excess of the number of Terra Common Shares authorized but unissued or reserved for issuance at the time the Top-Up Option is exercised. The Top-Up Option may be exercised at any one time within 10 business days following the completion of the Offer and prior to the earlier to occur of the completion of the Merger and the termination of the Merger Agreement.

Appraisal Rights.

Terra’s stockholders do not have appraisal rights in connection with the Offer and are not expected to have appraisal rights in connection with the Second-Step Merger. As a general matter, however, Section 3-202(a) of the MGCL provides stockholders with the right to demand and to receive payment of the fair value of their stock in the event of (i) a merger or consolidation, (ii) a share exchange, (iii) a transfer of assets in a manner requiring stockholder approval, (iv) an amendment to the corporation’s charter which alters the contract rights of any outstanding stock, as expressly set forth in the charter, and substantially adversely affects the stockholders’ rights (unless the right to do so is reserved in the charter) or (v) certain business combinations with interested stockholders which are subject to or exempted from the MBCA (as discussed above under the heading “Maryland Business Combination Act”). Except with respect to certain business combinations, pursuant to Section 3-202(c) of the MGCL, the right to demand and receive payment of fair value does not apply (1) in general, to stock listed on a national securities exchange, (2) to stock of the successor corporation in a merger (unless the merger alters the contract rights of the stock and the charter does not reserve the right to do so, or converts the stock in whole or in part into something other than stock of the successor corporation, cash or certain other interests), (3) to stock that is not entitled to be voted on the transaction, other than solely because of Section 3-106 of the MGCL, or that the stockholder did not own on the record date for determining stockholders entitled to vote on the transaction, (4) if the corporation’s charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder or (5) if stock is that of an open-end investment company registered with the SEC under the Investment Company Act of 1940 and the stock is valued in the transaction at its net asset value. Except in the case of appraisal rights existing as a result of the MCSAA (as discussed above under the heading “Maryland Control Share Acquisition Act”), these appraisal rights are available only when the stockholder files with the corporation a timely, written objection to the transaction and does not vote in favor of the transaction. In addition, the stockholder must make a demand on the successor corporation for payment of the stock within 20 days of the acceptance of articles by the State Department of Assessments and Taxation of Maryland, stating the number and class of shares for which such stockholder is demanding payment. As such, in connection with any Second-Step Merger, if Terra Common Shares are not listed on a national securities exchange on the date notice of the Second-Step Merger is given to, or waived by, each of Terra’s stockholders (if the Second-Step Merger is effected under Section 3-106 of the MGCL), or the record date for determining the Terra stockholders entitled to vote on the Second-Step Merger (if the Second-Step Merger is not effected under Section 3-106 of the MGCL), and a minority stockholder of Terra has complied with the foregoing requirements, such minority stockholder will have appraisal rights with respect to the shares held by such minority stockholder. A stockholder who fails to comply with these requirements is bound by the terms of the transaction.

Opinion of Terra’s Financial Advisor.

On March 11, 2010, Credit Suisse rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of March 11, 2010, the $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger was fair, from a financial point of view, to such stockholders.

Credit Suisse’s opinion was directed to the Board and only addressed the fairness from a financial point of view of the $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger, and did not address any other aspect or implication of the Offer and the Second-Step Merger. The summary of Credit Suisse’s opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this Statement and sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. Holders of Terra Common Shares are encouraged to read this opinion carefully in its entirety. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this

Statement are intended to be, and they do not constitute, advice or a recommendation to any holder of Terra Common Shares as to whether such holder should tender any Terra Common Shares into the Offer or act on any matter relating to the Offer and the Second-Step Merger.

In arriving at its opinion, Credit Suisse:

•	reviewed a draft, dated March 10, 2010, of the Merger Agreement, certain related agreements, as well as certain publicly available business and financial information relating to Terra and CF;

•	reviewed certain other information relating to Terra and CF, including financial forecasts relating to Terra and CF (certain of which were publicly available), as well as pricing information related to natural gas and certain other commodities reflected in such forecasts and data, which were provided to or discussed with Credit Suisse by Terra;

•	met with Terra’s management to discuss the business and prospects of Terra and CF;

•	considered certain financial and stock market data of Terra and CF, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of Terra and CF;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Terra and CF and the estimated data for Terra and CF, the management of Terra advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of Terra’s management as to the future financial performance of Terra and CF, and that such other data (including the assumptions related to pricing of natural gas and certain other commodities) have also been reasonably prepared on bases reflecting the best currently available estimates of Terra. With respect to the publicly available financial forecasts for Terra and CF referred to above, Credit Suisse has reviewed and discussed such forecasts with the management of Terra and has assumed, with Terra’s consent, that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of Terra and CF. Credit Suisse also assumed, with Terra’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer and the Second-Step Merger, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on Terra, CF or the Offer and the Second-Step Merger in any respect material to the analyses of Credit Suisse and that the Offer and the Second-Step Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of Terra advised Credit Suisse, and Credit Suisse assumed, that the final form of the Merger Agreement, when executed by the parties thereto, conformed to the draft reviewed by Credit Suisse in all respects material to its analyses. Credit Suisse also noted that payment will be made in full by CF (on behalf of Terra) of the $123 million termination fee payable to Yara pursuant to Section 8.2(b)(i) of the Agreement and Plan of Merger, dated as of February 12, 2010, by and between the Company, Yara and Yukon Merger Sub, Inc., an indirect wholly owned subsidiary of Yara (which transaction we refer to as the Yara Transaction). In addition, Credit Suisse has not been requested to make, and has not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Terra or CF, nor has Credit Suisse been furnished with any such evaluations or appraisals.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Terra common stock of the $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger and did not address any other aspect or implication of the Offer and the Second-Step Merger or any other agreement, arrangement or understanding entered into in connection with the Offer and the Second-Step Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger or otherwise. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date and upon certain assumptions regarding such financial, economic, market and other conditions, which are currently subject to unusual volatility and which, if different than assumed, could have a material impact on Credit Suisse’s analyses. Credit Suisse’s opinion also was based on assumptions provided by Terra’s management as to the pricing of natural gas and certain other commodities, which is subject to significant volatility and which, if different than assumed, could have a material impact on Credit Suisse’s analyses. Credit Suisse did not express any opinion as to what the value of shares of CF Common Stock actually will be when issued to holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger or the prices at which CF Common Stock will trade at any time. Credit Suisse’s opinion did not address the merits of the Offer and the Second-Step Merger as compared to alternative transactions or strategies that may be available to Terra, nor did it address Terra’s underlying business decision to proceed with the Offer and the Second-Step Merger.

Credit Suisse’s opinion was for the information of the Board in connection with its consideration of the Offer and the Second-Step Merger and does not constitute advice or a recommendation to any stockholder of Terra as to whether such stockholder should tender any Terra Common Shares into the Offer or act on any matter relating to the proposed Offer and the Second-Step Merger.

In preparing its opinion, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s valuation analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Credit Suisse’s analyses for comparative purposes is identical to Terra, CF or the proposed Offer and the Second-Step Merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control Terra, CF and of Credit Suisse. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Board in connection with its consideration of the proposed Offer and the Second-Step Merger and were among many factors considered by the Board in evaluating the proposed Offer and the Second-Step Merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the Offer and the Second-Step Merger consideration or of the views of the Board with respect to the proposed Offer and the Second-Step Merger.

The following is a summary of the material valuation analyses performed in connection with the preparation of Credit Suisse’s opinion and reviewed with the Board on March 11, 2010. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

Terra Analyses.

Discounted Cash Flow Analysis.

Credit Suisse performed a discounted cash flow analysis to calculate the estimated net present value of the unlevered after-tax free cash flows that Terra could generate from calendar years 2010 through 2014, using projected financial information that was provided by Terra’s management, which excluded the incremental estimated net present value of Terra’s Diesel Exhaust Fluid business (which we refer to as DEF), which Credit Suisse calculated separately. For DEF, Credit Suisse separately calculated the estimated net present value of the unlevered after-tax free cash flows that DEF could generate from calendar years 2010 through 2015, using projected financial information that was provided by Terra’s management forecasts. Credit Suisse calculated a range of estimated terminal values for Terra by applying a range of terminal multiples of 4.5x to 7.5x to the average of Terra’s estimated annual earnings before interest, taxes, depreciation and amortization (EBITDA) for the years 2010 through 2014 (and for the years 2010 through 2015 for the separate calculation of DEF). The estimated free cash flows and terminal values were then discounted to present value using discount rates ranging from 8.5% to 12.5%. The estimated free cash flows and terminal values of DEF were separately discounted to present value using discount rates ranging from 10% to 25%.

These analyses indicated the following implied per share equity value reference range for Terra Common Shares, as compared to the cash and the implied value of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger:

Implied per Share Equity Value
Reference Range for Terra	Implied Value of Per Share Consideration

$29.72 to $48.88	$46.96 (based on the closing stock price of CF Common Stock as of March 8, 2010)

Selected Public Companies Analysis.

Credit Suisse reviewed financial and stock market information of Terra and the following selected publicly traded companies in the fertilizer industry located in North America and outside of North America, respectively:

North America

•	Agrium Inc.

•	Intrepid Potash, Inc.

•	The Mosaic Company

•	Potash Corporation of Saskatchewan Inc.

Outside of North America

•	Israel Chemicals Ltd.

•	Incitec Pivot Limited

•	K+S Aktiengesellschaft

•	Yara

Although none of the selected public companies is directly comparable to Terra, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Terra.

Credit Suisse reviewed the multiples of the selected companies using closing stock prices as of March 8, 2010, and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. Credit Suisse then applied a range of enterprise value to estimated 2010 and 2011 EBITDA multiples for the selected public companies to corresponding financial data for Terra, using EBITDA estimates provided by Terra management.

This analysis indicated the following implied per share equity value reference range for Terra Common Shares, as compared to the cash and the implied value of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger:

Implied per Share Equity Value
Reference Range for Terra	Implied Value of Per Share Consideration

$33.81 to $49.05	$46.96 (based on the closing stock price of CF Common Stock as of March 8, 2010)

Selected Transactions Analysis.

Credit Suisse reviewed certain transaction values and multiples in the following selected publicly-announced (or proposed) transactions, which involved companies with businesses in the fertilizer industry:

Acquiror	Target

Yara	Terra Industries Inc.
Vale S.A.	Fertilizantes Fofatados S.A. — Fosfertil (Bunge Ltd.’s 42.3% stake)
Agrium Inc.	CF Industries Holdings, Inc.
Yara International ASA	Saskferco Products Inc.
Incitec Pivot Limited	Dyno Nobel Limited
Yara	Kemira Growhow Oyj
Incitec Pivot Limited	Southern Cross Fertilisers Pty Ltd
Terra Industries Inc.	Mississippi Chemical Corporation
Cargill Inc.	IMC Global Inc.
IMC Global Inc.	Harris Chemical Group, Inc.
Terra Industries Inc.	Imperial Chemical Industries PLC’s fertilizer business
Agrium Inc.	Viridian Inc.
Potash Corporation of Saskatchewan Inc.	Arcadian Corporation

While none of the selected transactions are directly comparable with the proposed Offer and the Second-Step Merger, the selected transactions involve companies with operations that, for purposes of analysis, may be considered similar to certain operations of Terra.

Credit Suisse reviewed, among other things, the enterprise value to LTM EBITDA multiples implied by the selected transactions for each of the target companies involved in the selected transactions based on publicly available financial information with respect to those target companies. The enterprise value for each of the target companies was based on the equity value of those target companies implied by the applicable transaction. Credit Suisse then applied a range of enterprise value to LTM EBITDA multiples from the target companies (other than Terra in the Yara — Terra proposed transaction and CF Industries Holdings, Inc. in the

Agrium Inc. — CF Holdings Industries, Inc. proposal) involved in the selected transactions to the following financial data for Terra:

•	2009 EBITDA

•	Average EBITDA from 2002-2008

•	Peak EBITDA from 2002-2008

This analysis indicated the following implied per share equity value reference range for Terra Common Shares, as compared to the cash and the implied value of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger:

Implied per Share Equity Value
Reference Range for Terra	Implied Value of Per Share Consideration

$13.60 - $32.97	$46.96 (based on the closing stock price of CF Common Stock as of March 8, 2010)

Newco Analyses.

Discounted Cash Flow Analysis.

Credit Suisse performed a discounted cash flow analysis to calculate the estimated net present value of the pro forma unlevered after-tax free cash flows that CF could generate from calendar years 2010 through 2014 assuming that the proposed Offer and the Second-Step Merger are consummated, using projected financial information that was provided by Terra’s management, which excluded the incremental estimated net present value of the DEF business. Credit Suisse calculated a range of estimated terminal values for CF after giving effect to the Offer and the Second-Step Merger by applying a range of terminal multiples of 4.5x to 7.5x to the average of Terra’s and CF’s estimated annual EBITDA for the years 2010 through 2014, which included adjustments for certain synergies projected by CF and adjusted by Terra’s management. The estimated free cash flows and terminal values were then discounted to present value using discount rates ranging from 8.5% to 12.5%. The implied equity values were divided by the number of pro forma shares outstanding for CF assuming the proposed Offer and the Second-Step Merger are consummated, and multiplied by 0.0953 (the share consideration of CF Common Stock to be received per Terra Common Share pursuant to the proposed Offer and the Second-Step Merger) and added to the $37.15 in cash to be received per Terra Common Share pursuant to the Offer and Second-Step Merger.

This analysis indicated the following implied per share offer value reference range for Terra Common Shares, as compared to the cash and the implied value of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger:

Implied per Share Offer Value
Reference Range for Terra	Implied Value of Per Share Consideration

$42.09 - $48.15	$46.96 (based on the closing stock price of CF Common Stock as of March 8, 2010)

Selected Public Companies Analysis.

Credit Suisse reviewed financial and stock market information of Terra and CF and the selected publicly traded companies listed above under the heading “Terra Analyses — Selected Public Companies Analysis”. Although none of the selected public companies is directly comparable to Terra or CF, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Terra and CF.

Credit Suisse reviewed the multiples of the selected companies using closing stock prices as of March 8, 2010, and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. Credit Suisse then applied a range of enterprise value to estimated 2010 and 2011 EBITDA multiples for the selected public companies to corresponding financial data for Terra and CF assuming that the proposed Offer and the Second-Step Merger are consummated, using EBITDA estimates provided by Terra management, which included adjustments for certain synergies projected by CF and adjusted by Terra’s management. The implied equity values were divided by the number of pro forma shares outstanding for CF assuming the proposed Offer and the Second-Step Merger are consummated, and multiplied by 0.0953 (the share consideration of CF Common Stock to be received per Terra Common Share pursuant to the proposed Offer and the Second-Step Merger) and added to the $37.15 in cash to be received per Terra Common Share pursuant to the Offer and Second-Step Merger.

This analysis indicated the following implied per share offer value reference range for Terra Common Shares, as compared to the cash and the implied value of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger:

Implied per Share Offer Value
Reference Range for Terra	Implied Value of Per Share Consideration

$43.50 - $50.65	$46.96 (based on the closing stock price of CF Common Stock as of March 8, 2010)

Other Matters.

Terra engaged Credit Suisse as its financial advisor in connection with the proposed Offer and the Second-Step Merger. Terra selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with Terra and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to Terra’s engagement letter with Credit Suisse, Terra has agreed to pay Credit Suisse a customary fee for its services in connection with the Offer and the Second-Step Merger, a significant portion of which is contingent upon consummation of the Offer and the Second-Step Merger. Credit Suisse also became entitled to a fee upon the rendering of its opinion. Terra has also agreed to reimburse Credit Suisse for certain expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or relating to Credit Suisse’s engagement.

Credit Suisse and its affiliates have in the past provided investment banking and other financial services to Terra and its affiliates, for which Credit Suisse and its affiliates have received compensation, including having acted as (i) financial advisor to Terra in connection with the Yara Transaction upon the closing of which Credit Suisse would also have been entitled to receive a fee, (ii) financial advisor to Terra in connection with the consideration of various proposals made by CF for a business combination with Terra, (iii) financial advisor to Terra in 2008 in connection with the review of Terra’s strategic alternatives (which alternatives included a potential transaction involving CF), and (iv) joint lead managing underwriter in connection with the 2009 offering by a subsidiary of Terra of $600,000,000 of 7.75% Senior Notes due 2019. Credit Suisse and its affiliates may in the future provide financial advice and services to Terra, CF and their respective affiliates or any company that may be involved in the Offer or Second-Step Merger for which Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Terra, CF and any other companies that may be involved in the Offer or Second-Step Merger, as well as provide investment banking and other financial services to such companies.

Forward-Looking Statements.

Certain statements in this Statement may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in connection with the Exchange Offer proposed by CF referred to in this Statement are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. The forward-looking statements contained herein include statements about the Offer and Second-Step Merger. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks, uncertainties and assumptions include, among others:

•	the possibility that various closing conditions to the Offer and Second-Step Merger may not be satisfied or waived,

•	uncertainty as to how many Terra Common Shares will be tendered into the Offer,

•	the risk that competing offers will be made,

•	the risk that Offer or Second-Step Merger will not close within the anticipated time periods,

•	the risk that disruptions from the Offer and Second-Step Merger will harm Terra’s relationships with its customers, employees and suppliers,

•	the diversion of management time on issues related to the Offer and Second-Step Merger,

•	the outcome of any legal proceedings challenging the Offer or Second-Step Merger,

•	the amount of the costs, fees, expenses and charges related to the Offer and Second-Step Merger,

•	changes in financial and capital markets,

•	general economic conditions within the agricultural industry,

•	competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs),

•	changes in product mix,

•	changes in the seasonality of demand patterns,

•	changes in weather conditions,

•	changes in environmental and other government regulations,

•	changes in agricultural regulations and

•	changes in the securities trading markets.

Additional information as to these factors can be found in Terra’s 2009 Annual Report/10-K and in Terra’s subsequent Quarterly Reports on Form 10-Q (when available), in each case in the sections entitled “Business,” “Risk Factors,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in the Notes to the consolidated financial statements.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit
Number	Description

(a)(1)	Joint press release issued by CF Industries Holdings, Inc. and Terra Industries Inc., dated March 12, 2010, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K, dated March 12, 2010 and incorporated herein by reference.
(a)(2)	Preliminary Prospectus/Offer to Exchange, dated March 5, 2010, filed as Exhibit (a)(4) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.

Exhibit
Number	Description

(a)(3)	Form of Letter of Transmittal, filed as Exhibit (a)(1)(A) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(4)	Form of Notice of Guaranteed Delivery, filed as Exhibit (a)(1)(B) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(C) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(D) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(7)	Form of Guidelines for Certificate of Taxpayer Identification Number on Form W-9, filed as Exhibit (a)(1)(E) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(8)	Agreement and Plan of Merger dated as of March 12, 2010 by and among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc., filed as Exhibit 2.1 to Terra Industries Inc.’s Form 8-K dated March 12, 2010 and incorporated herein by reference.
(e)(1)	Employment Severance Agreement between Terra Industries Inc. and Michael L. Bennett dated October 5, 2006, filed as Exhibit 10.1 to Terra Industries Inc.’s Form 8-K dated October 5, 2006 and incorporated herein by reference.
(e)(2)	Form of Employment Severance Agreement for Section 16(b) Executive Officers, filed as Exhibit 10.2 to Terra Industries Inc.’s Form 8-K dated October 5, 2006 and incorporated herein by reference.
(e)(3)	Amendment Number One to Employment Severance Agreement, filed as Exhibit 10.1.31 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(4)	Trust Agreement, dated as of February 12, 2010, between Terra Industries Inc. and Wells Fargo Bank, N.A.
(e)(5)	Form of Indemnity Agreement of Terra Industries Inc., filed as Exhibit 10.1 to Terra Industries Inc.’s Form 8-K dated July 7, 2006 and incorporated herein by reference.
(e)(6)	Terra Industries Inc. Stock Incentive Plan of 2002, filed as Exhibit 10.1.18 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.
(e)(7)	Revised Form of Restricted Stock Award of Terra Industries Inc. under its Stock Incentive Plan of 2002, filed as Exhibit 10.9 to Terra Industries Inc.’s Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference.
(e)(8)	Form of Long-Term Incentive Award for Performance Shares of Terra Industries Inc. under its Stock Incentive Plan of 2002, filed as Exhibit 10.1.23 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.
(e)(9)	Form of Unrestricted Annual Share Award to Non-Employee Directors under Terra Industries Inc.’s Stock Incentive Plan of 2002, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K dated August 14, 2006 and incorporated herein by reference.
(e)(10)	2007 Omnibus Incentive Compensation Plan, adopted by the Board of Directors of Terra Industries Inc. and subsequently approved by its stockholders at the annual meeting of Terra Industries Inc. on May 8, 2007, attached as Appendix A to Terra Industries Inc.’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 15, 2007 and incorporated herein by reference.
(e)(11)	Amendment to Restricted Share Agreement, filed as Exhibit 10.1.32 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.

Exhibit
Number	Description

(e)(12)	Amendment to Performance Share Award Agreement, filed as Exhibit 10.1.33 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(13)	Form of Performance Share Award Agreement, filed as Exhibit 10.2 to Terra Industries Inc.’s Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference.
(e)(14)	Revised Form of Long-Term Incentive Award for Performance Shares under the 2007 Terra Industries Inc. Omnibus Stock Incentive Plan, filed as Exhibit 10.1 to Terra Industries Inc.’s Form 10-Q for the quarter ended March 31, 2009 and incorporated herein by reference.
(e)(15)	2010 Officers and Key Employees Annual Incentive Plan of Terra Industries Inc.
(e)(16)	Item 3 to Terra Industries Inc.’s Schedule 14D-9, filed on March 5, 2009 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TERRA INDUSTRIES INC.

By:	/s/ Michael L. Bennett
Name:     Michael L. Bennett

Title:	President and Chief Executive Officer

Dated: March 12, 2010

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Joint press release issued by CF Industries Holdings, Inc. and Terra Industries Inc., dated March 12, 2010, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K, dated March 12, 2010 and incorporated herein by reference.
(a)(2)	Preliminary Prospectus/Offer to Exchange, dated March 5, 2010, filed as Exhibit (a)(4) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(3)	Form of Letter of Transmittal, filed as Exhibit (a)(1)(A) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(4)	Form of Notice of Guaranteed Delivery, filed as Exhibit (a)(1)(B) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(C) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(D) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(7)	Form of Guidelines for Certificate of Taxpayer Identification Number on Form W-9, filed as Exhibit (a)(1)(E) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(8)	Agreement and Plan of Merger dated as of March 12, 2010 by and among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc., filed as Exhibit 2.1 to Terra Industries Inc.’s Form 8-K dated March 12, 2010 and incorporated herein by reference.
(e)(1)	Employment Severance Agreement between Terra Industries Inc. and Michael L. Bennett dated October 5, 2006, filed as Exhibit 10.1 to Terra Industries Inc.’s Form 8-K dated October 5, 2006 and incorporated herein by reference.
(e)(2)	Form of Employment Severance Agreement for Section 16(b) Executive Officers, filed as Exhibit 10.2 to Terra Industries Inc.’s Form 8-K dated October 5, 2006 and incorporated herein by reference.
(e)(3)	Amendment Number One to Employment Severance Agreement, filed as Exhibit 10.1.31 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(4)	Trust Agreement, dated as of February 12, 2010, between Terra Industries Inc. and Wells Fargo Bank, N.A.
(e)(5)	Form of Indemnity Agreement of Terra Industries Inc., filed as Exhibit 10.1 to Terra Industries Inc.’s Form 8-K dated July 7, 2006 and incorporated herein by reference.
(e)(6)	Terra Industries Inc. Stock Incentive Plan of 2002, filed as Exhibit 10.1.18 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.
(e)(7)	Revised Form of Restricted Stock Award of Terra Industries Inc. under its Stock Incentive Plan of 2002, filed as Exhibit 10.9 to Terra Industries Inc.’s Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference.
(e)(8)	Form of Long-Term Incentive Award for Performance Shares of Terra Industries Inc. under its Stock Incentive Plan of 2002, filed as Exhibit 10.1.23 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.
(e)(9)	Form of Unrestricted Annual Share Award to Non-Employee Directors under Terra Industries Inc.’s Stock Incentive Plan of 2002, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K dated August 14, 2006 and incorporated herein by reference.

Exhibit
Number	Description

(e)(10)	2007 Omnibus Incentive Compensation Plan, adopted by the Board of Directors of Terra Industries Inc. and subsequently approved by its stockholders at the annual meeting of Terra Industries Inc. on May 8, 2007, attached as Appendix A to Terra Industries Inc.’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 15, 2007 and incorporated herein by reference.
(e)(11)	Amendment to Restricted Share Agreement, filed as Exhibit 10.1.32 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(12)	Amendment to Performance Share Award Agreement, filed as Exhibit 10.1.33 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(13)	Form of Performance Share Award Agreement, filed as Exhibit 10.2 to Terra Industries Inc.’s Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference.
(e)(14)	Revised Form of Long-Term Incentive Award for Performance Shares under the 2007 Terra Industries Inc. Omnibus Stock Incentive Plan, filed as Exhibit 10.1 to Terra Industries Inc.’s Form 10-Q for the quarter ended March 31, 2009 and incorporated herein by reference.
(e)(15)	2010 Officers and Key Employees Annual Incentive Plan of Terra Industries Inc.
(e)(16)	Item 3 to Terra Industries Inc.’s Schedule 14D-9, filed on March 5, 2009 and incorporated herein by reference.

ANNEX A

Directors, Executive Officers and Affiliates
of Terra Industries Inc.

Directors

David E. Fisher
Dod A. Fraser
Martha O. Hesse
Peter S. Janson
James R. Kroner
John N. Lilly
Dennis McGlone
Henry R. Slack
David A. Wilson
Irving B. Yoskowitz

Executive Officers

Michael L. Bennett*
Edward J. Dillon
Joe A. Ewing
Joseph D. Giesler
Daniel D. Greenwell
John W. Huey
Geoffrey J. Obeney
Richard S. Sanders Jr.
Earl B. Smith
Douglas M. Stone

*	Also a director

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ANNEX B

March 11, 2010
Board of Directors
Terra Industries Inc.
Terra Center
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of common stock, without par value (“Company Common Stock”), of Terra Industries Inc. (the “Company”), from a financial point of view, of the Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, to be entered into (the “Merger Agreement”) by and among CF Industries Holdings, Inc. (“Parent”), Composite Merger Corporation, an indirect wholly owned subsidiary of Parent (“Merger Sub”) and the Company. The Merger Agreement provides for, among other things, (i) the exchange offer (the “Offer”) by Merger Sub to purchase all of the outstanding shares of Company Common Stock at a per share purchase price of $37.15 in cash (the “Cash Consideration”), and 0.0953 shares of common stock, par value $0.01 per share (“Parent Common Stock”), of Parent (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”), and (ii) the subsequent merger (the “Merger” and, together with the Offer, the “Transaction”) of Merger Sub with and into the Company, whereby the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock not acquired in the Offer, other than those shares owned by Parent, Merger Sub and the Company or any wholly owned subsidiary of Parent or the Company, will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed a draft of the Merger Agreement, dated March 10, 2010, certain related agreements, as well as certain publicly available business and financial information relating to the Company and Parent. We also have reviewed certain other information relating to the Company and Parent, including financial forecasts relating to the Company and Parent (certain of which were publicly available), as well as pricing information related to natural gas and certain other commodities reflected in such forecasts and data, which were provided to or discussed with us by the Company. We also have met with the management of the Company to discuss the business and prospects of the Company and Parent. We have also considered certain financial and stock market data of the Company and Parent, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and Parent and we have considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in

Board of Directors
Terra Industries Inc.
March 11, 2010

all material respects. With respect to the financial forecasts for the Company and Parent and the estimated data for the Company and Parent that we have reviewed, the management of the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company and Parent, and that such other data (including the assumptions related to pricing of natural gas and certain other commodities) have also been reasonably prepared on bases reflecting the best currently available estimates of the Company. With respect to the publicly available financial forecasts for the Company and Parent referred to above, we have reviewed and discussed such forecasts with the management of the Company and have assumed, with your consent, that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of the Company and Parent. We have also assumed, with your consent, that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the Transaction in any respect material to our analyses and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of the Company have advised us, and we have assumed, that the terms of the Merger Agreement, when executed, will conform in all respects material to our analyses to the terms reflected in the draft reviewed by us. We also noted that payment will be made in full by Parent (on behalf of the Company) of the $123 million termination fee payable to Yara International ASA (“Yara”) pursuant to Section 8.2(b)(i) of the Agreement and Plan of Merger, dated as of February 12, 2010, by and between the Company, Yara and Yukon Merger Sub, Inc., an indirect wholly owned subsidiary of Yara (the “Yara Merger Agreement”). In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received in the Transaction and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof and upon certain assumptions regarding such financial, economic, market and other

Board of Directors
Terra Industries Inc.
March 11, 2010

conditions, which are currently subject to unusual volatility and which, if different than assumed, could have a material impact on our analyses. Our opinion also is based on assumptions provided by the Company’s management as to the pricing of natural gas and certain other commodities, which is subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses. We are not expressing any opinion as to what the value of shares of

Parent Common Stock actually will be when issued to the holders of the Company Common Stock pursuant to the Transaction or the prices at which shares of Parent Common Stock will trade at any time. Our opinion does not address the merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided investment banking and other financial services to the Company and its affiliates, for which we and our affiliates have received compensation, including having acted as (i) financial advisor to the Company in connection with its entry into the Yara Merger Agreement upon the closing of which we would have also been entitled to receive a fee, (ii) financial advisor to the Company in connection with the consideration of various proposals made by Parent for a business combination with the Company, (iii) financial advisor to the Company in 2008 in connection with the review of the Company’s strategic alternatives (which alternatives included a potential transaction involving Parent), and (iv) joint lead managing underwriter in connection with a subsidiary of the Company’s offering in 2009 of $600,000,000 of 7.75% Senior Notes due 2019. We and our affiliates may in the future provide financial advice and services, to the Company, Parent and their respective affiliates or any company that may be involved in the Transaction for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of our business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other companies that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any shares of Company Common Stock into the Offer or act on any matter relating to the proposed Transaction.

Board of Directors
Terra Industries Inc.
March 11, 2010

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such stockholders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:     /s/ David A. DeNunzio
Title: Managing Director

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